UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment  No._________)*

Discount Dental Materials, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

254657 109
(CUSIP Number)

Craig V. Butler, Esq.
The Lebrecht Group, APLC
9900 Research Drive
Irvine, CA 92618
(949) 635-1240
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 9, 2012
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.         .

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934  (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP  No. 254657 109

___________________________________________________________________________________________

1.

 Names of reporting persons

Teg S. Sandhu

___________________________________________________________________________________________

2.

Check the appropriate box if a member of a group (See Instructions)

         (a)          .

         (b)          .

___________________________________________________________________________________________

3.

SEC use only

___________________________________________________________________________________________

4.

Source of funds (See Instructions):  PF

___________________________________________________________________________________________

5.

Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e):

___________________________________________________________________________________________

6.

Citizenship or place of organization:  California

___________________________________________________________________________________________

Number of	7.	Sole Voting Power	1,218,000
Shares Bene-
ficially Owned	8.	Shared Voting Power	0
by Each
Reporting	9.	Sole Dispositive Power	1,218,000
Person With:
	10.	Shared Dispositive Power	0

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:  1,218,000

___________________________________________________________________________________________

12.

Check if the Aggregate amount in Row (11) Excludes Certain Shares (See Instructions)

___________________________________________________________________________________________

13.

Percent of Class Represented by Amount in Row (11):  24.5%

___________________________________________________________________________________________

14.

Type of Reporting Person (See Instructions):  IN

ITEM  1.   SECURITY AND ISSUER

This Schedule 13D relates to the common stock, par value $0.001 per share of Discount Dental Materials, Inc., a Nevada corporation (the “Issuer”), whose principal executive offices are located at 92 Corporate Park, C-141, Irvine, CA  92606.

ITEM  2.   IDENTITY AND BACKGROUND

(a)

Name:    This statement is filed on behalf of Teg S. Sandhu (“Reporting Person”).

(b)

Residence or Business Address of the Reporting Person is:

9201 Warren Pkwy, Suite 200

Frisco, TX  75035

(c)

Present Principal Occupation or Employment/Business:

The principal business of the Reporting Person is a retired investor.

(d)

During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

ITEM  3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The 1,218,000 shares of Discount Dental Materials, Inc. acquired by Reporting Person were purchased pursuant to the terms of a Share Exchange Agreement dated January 17, 2012, under which the shareholders of Cerebain Biotech Corp. agreed to exchange 100% of the outstanding shares of Cerebain Biotech Corp. for a total of 4,596,800 shares of common stock of Discount Dental Materials, Inc.  Teg S. Sandhu exchanged 6,090,000 shares of common stock of Cerebain Biotech Corp. in exchange for the 1,218,000 shares of Discount Dental Materials, Inc.   None of the funds used to purchase the shares were borrowed from third parties.

ITEM  4.   PURPOSE OF TRANSACTION

The 1,218,000 shares of Discount Dental Materials, Inc. acquired by Reporting Person were acquired in a transaction where the purpose was to effectuate in a change in control of the Issuer.  As a result of the transaction, new officers were appointed to manage the day-to-day operations of Discount Dental Materials, Inc. and a new director was appointed to the Board of Directors of Discount Dental Materials, Inc.  On January 17, 2012, the holders of a majority of Discount Dental’s common stock entered into a Stock Purchase Agreement with Cerebain Biotech Corp., a Nevada corporation, under which Cerebain agreed to purchase an aggregate of 3,800,000 shares of Discount Dental’s common stock from certain shareholders in exchange for $296,000.  These shares represent approximately 90% of Discount Dental’s outstanding common stock (after taking into account the cancellation of 6,000,000 shares of Discount Dental’s common stock by R. Douglas Barton under the Spinoff Agreement as discussed below).  The transaction closed February 9, 2012.  Concurrently with the close of the transaction, Discount Dental closed a transaction with the shareholders of Cerebain whereby it issued 4,556,800 shares of its common stock in exchange for 22,784,000 shares of Cerebain’s common stock, which represented 100% of Cerebain’s outstanding common stock.  In addition, concurrent with these two transactions, Discount Dental closed a transaction with its primary shareholder, Mr. R. Douglas Barton, whereby Discount Dental sold all of its assets in exchange for Mr. Barton assuming all of our then-existing liabilities, as well as the return of 6,000,000 shares of Discount Dental’s common stock.

As a result of these transactions: (i) Cerebain became Discount Dentals’ wholly-owned subsidiary, (ii) all of its officers and one of its directors resigned immediately, and Discount Dental appointed one new director and retained new executive officers; (iii) Discount Dental changed its business focus from one selling disposable dental supply products at discount prices over the Internet to one focusing on researching, developing, and testing medicinal treatments utilizing omentum; and (iv) Discount Dental underwent a change of control.  The Reporting Person does not have any definitive agreements in place to make any investments or acquire any businesses or assets.

ITEM  5.  INTEREST IN SECURITIES OF THE ISSUER

(a)

The Reporting Person now owns 1,218,000 shares of common stock of Discount Dental Materials, Inc., which equates to approximately 24.5% of the Issuer’s outstanding common stock.

(b)

As to the 1,218,000 shares, Reporting Person owns the following rights:

Sole Voting Power:  1,218,000

Shared Voting Power:  0

Sole Dispositive Power:  1,218,000

Shared Dispositive Power:  0

(c)

None.

(d)

None.

(e)

Not Applicable.

ITEM  6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The 1,218,000 shares of Discount Dental Materials, Inc. acquired by Reporting Person were purchased pursuant to the terms of a Share Exchange Agreement dated January 17, 2012, under which the shareholders of Cerebain Biotech Corp. agreed to exchange 100% of the outstanding shares of Cerebain Biotech Corp. for a total of 4,596,800 shares of common stock of Discount Dental Materials, Inc.  Teg S. Sandhu exchanged 6,090,000 shares of common stock of Cerebain Biotech Corp. in exchange for the 1,218,000 shares of Discount Dental Materials, Inc.

ITEM  7.   MATERIAL TO BE FILED AS EXHIBITS

Item No.	Description

10.1 (1)	Share Exchange Agreement by and between Discount Dental Materials, Inc. and the shareholders of Cerebain Biotech Corp. dated January 17, 2012

(1)

Incorporated by reference from the Issuer’s Current Report on Form 8-K filed with the Commission on February 10, 2012.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 8, 2012

Date

/s/ Teg S. Sandhu

Signature

Teg S. Sandhu

Name/Title

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

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